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We're Going Live Tomorrow on the Final Day to Invest!

Runner City <runnercityrequest@gmail.com> Sat, Nov 13, 8:08 PM (3 days ago)

to bcc: onathan, bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: ko

Hey Fam!

Join us tomorrow from 12-5pm, the last and final day of the investment round, as we try to push our seed investment fund raising through the roof! We need to close out strong!

Hugh, Andy, & SPC will casually hangout online and answer any questions you guys may have about the investment, the mobile app, or anything in general.

Grab some beverages and some snacks!

Bare with us as we will probably just use a laptop and keep it casual.

Can't make it but want to invest? Here's the link: https://wefunder.com/runnercity

Luv ya Fam!



SUNDAY FUNDAY STREAMATHON
WITH SOME
Hugh & A
Join Hugh, Andy, & the SPC team from 12pm-5pm as we take some questions, provide some insight, and take in some community feedback from you guys!
LIVE FROM THE SPC HQ

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Runner City is a Social Enterprise Changing the Game! 12 Days Until Investing Closes!

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Runner City <runnercityrequest@gmail.com> Tue, Nov 2, 3:51 PM

to bcc: onathan, bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: ko

Hey Guys!

We are 12 days away and just shy of hitting the goal to make this dream a reality! Who can help us achieve what has never been done before; a Facebook Group page becoming a viable legitimate entity with its focus on operating as a Social Enterprise. What's a Social Enterprise you ask? Well, it's simply what we have done this whole time by empowering our community and small business to thrive. In the beginning many called us ***The Social Delivery Club***.

Join the Runner City Investors Family by clicking this link: https://wefunder.com/runnercity


What is a Runner City Social Enterprise?
mission
Economic, Social, Cultural or Environmental mission aligned to public or community benefit
service
Provide services such as food delivery, odd jobs, errands, etc
profit
Reinvest the majority of profits towards the fulfillment of our mission.
Financial & Social Value coexist
RUNNER CITY

Inbox (4,360) - andykmnski | Runner City Announces Joi | Runner City - Delivery, Shop | Legal Setup | (99+) Feed | LinkedIn | (3) Survey Merchandiser | F | how to screen shot on mac

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Runner City Announces Joint Venture | Investors Win Big

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Runner City <runnercityrequest@gmail.com> Mon, Nov 8, 12:15 PM (8 days ago)

to bcc: onathan, bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: ko

Runner City Announces Joint Venture!

I am excited to announce that SPC Property Services has joined the Runner City family as an equal 1/3 partner. SPC specializes in the "odd jobs" category with services such as cleaning, painting, handyman fixes, and make ready needs for new renters/owners.

The strategic agreement will provide more capital, revenue profit sharing for our investors, and scalability. Here is the breakdown of what they are bringing to the table:

- $100,000 Cash investment to the mobile app development process
- 1/3 Revenue profit share for all current and new investors that get in before this round closes. SPC gross $800,000 in 2020 and on pace for $1,500,000 in 2020. And they are profitable!
- More gigs for our Runners
- Resources such as CPA, Legal, and Property Management

How cool is that guys! ***Our investors will now receive returns from both Runner City & SPC!***

There is something special happening guys and it is all because of your loyalty and passion since we launched the page in March of 2020. This is happening!

Join the Runner City investors family today and GET IN EARLY on something special!

Investors Link: https://wefunder.com/runnercity
SPC link: https://spcpropertyservices.com/

Luv ya Fam!

3

SUZANN MADELEY Mon, Nov 8, 6:03 PM (8 days ago)
It does! Thanks so much!

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Just shy of $150,000!

Runner City <runnercityrequest@gmail.com> Mon, Oct 25, 10:32 AM

to bcc: Jonathan, bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: k

Good Morning!

We have already raised **$147,044 from 158 investors in our initial pre-seed round** to create the MVP Mobile App, as part of our plan to expand our business. Here's the part that matters to you: our raise benefits the founders on our soon to be new platform.

Runner City shareholders are typically the most active users of our current Facebook Group service, meaning our raise helps expand the brand awareness of what we are currently doing to attract brand new curious investors. **We also encourage you to get your own friends and family involved.**

For hitting these raising milestones, WeFunder will provide and pay for significant advertising on social media, digital and newsletters, and that in turn brings value to the founders/investors by inviting new curious investors to join our investors family.

Also, the buzz we are receiving during this round is attracting new and bigger opportunities. **Formula 1** & the **Texas Craft Brewers Fest** reached out to Runner City this last week to help staff their events last minute. And we did! And we crushed it!

We still have 3 weeks until this round ends! Let's keep climbing!

Full of gratitude & ready to get to work for you,
Andy Kaminski/Founder

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Empowering Our Local Small Food Biz Community! Just shy of $160,000 Raised

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Runner City <runnercityrequest@gmail.com> Fri, Oct 29, 1:49 PM

to bcc: Jonathan, bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: k

TGIF & we are just shy of $160,000! 😀

Two weeks ago today, we launched an equity crowdfunding campaign to build a mobile app centered around empowering our community of Runners & local small food biz owners.

It's time to delete those fee gouging delivery apps that are crushing our fav local small eateries! Why & How you ask? Is it even possible? You bet your ass it is! We've been doing it for 18 months!

Did you know....

😔 Hyper inflated food & supply costs are causing panic & disarray
😔 Dependency on delivery apps are grossly gouging profits with commission fees (over 50% in most cases)
😔 Customers are not ordering as much To-Go due to the outrageous delivery app fees (before tip included)
😔 Staffing shortages do to all of this because profit losses at an all time high
😔 Loyal employees are exhausted making low wages in bad working conditions with no health insurance for hard work due to all of this and in most cases they know the business is struggling

So we decided to go official and build the dream; the dream to empower the industry and eliminate their dependency on fee gouging delivery apps.

Our app takes over Austin Q1 of 2022 and then moves on to the next city.

What will our app do to positively empower the industry?

✅ Alleviate those gross fees so local biz keeps 100% of their profits
✅ Staffing increases because they will have more money
✅ Better wages because they will have more money
✅ Health insurance because they will have more money
✅ Better working conditions & morale because they will have more money
✅ MORE MONEY!!!! 😀

Runner City hits $125,000 Raised!

Runner City <runnercityrequest@gmail.com> Fri, Oct 22, 10:20 AM

to bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: kory, bcc: carolly

ICYMI

Exactly a week ago today @ 10am, we launched an equity crowdfund campaign to build and launch a Runner City mobile app.

Well, you guys are crushing it!

✅ $125,000 + already raised
✅ 100+ investors
✅ Trusted by 20,000+ members that use the service daily

We are about 1/2 way to our goal with 21 days remaining.

Join the Runner City investors family and let's change the way the world thinks about community gig workers and local small businesses.

INVESTORS LINK: https://wefunder.com/runnercity/

Luv ya Fam!

2

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Inbox (4,360) - andykmnski | Just shy of $100,000 raised | Runner City - Delivery, Shop | Legal Setup | (99+) Feed | LinkedIn | (3) Survey Merchandiser | how to screen shot on mac

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Just shy of $100,000 raised in our first week!

Runner City <runnercityrequest@gmail.com> Wed, Oct 20, 12:51 PM

to bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: kory, bcc: carolly

Hey Runner City Investors Family!

Who's going to push us over the $100K mark? That would be such an accomplishment!

The responses and inquiries over the past week have been bananas! The media storm will be next as we have many scheduled interviews to follow up with about when, where, and how Runner City will be launching an MVP Mobile App.

At this moment though, we are overwhelmed with gratitude to everyone who believed in Runner City, our team, and invested into the future to change the world for community gig workers.

If you are interested in joining the team of investors, here's the link - https://wefunder.com/runnercity

Stay tuned Friday for the email with the economical impact breakdown of how the Runner City platform will empower our community of local small biz food owners and gig workers.

Luv ya Fam!
Andy Kaminski/Founder

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Inbox (4,360) - andykmnski | $90,000 Raised in 3 Days! | Runner City - Delivery, Shop | Legal Setup | (99+) Feed | LinkedIn | (3) Survey Merchandiser | how to screen shot on mac

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$90,000 Raised in 3 Days!

Runner City <runnercityrequest@gmail.com> Mon, Oct 18, 12:04 PM

to bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: kory, bcc: carolly

$90,000 raised in 3 days!

ICYMI we launched an equity crowdfunding pool (pre-seed) on Friday to help us become an official business entity and create/launch a mobile app, while keeping the 100% community aspect in alignment.

We announced the merger/partnership a few weekends ago with Hugh Olson & his EDTG group page to mobilize forces since we have like minded objectives to empower the community of gig workers and service industry.

Excited for Penii Galindo Cook, Raven Galindo, & Kach Nava who have dedicated their lives the last 12 months, pro bono, to this passion project. Now they will be able to provide their input and ideas throughout the process of the development of the new platform to make it bigger and better.
We are starting from ground 0 but we already have had momentum for 18 months.
Have you ever heard of a Facebook Group page that became a success story? Well, here we are. Hop in and take a ride with us!

Join the Runner City investors family and own a piece of history.

Here's the link to invest - https://wefunder.com/runnercity

Luv ya Fam!

2

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Inbox (4,360) - andykmnski | Runner City "Investors Day" | Runner City - Delivery, Shop | Legal Setup | (99+) Feed | LinkedIn | (3) Survey Merchandiser | F | how to screen shot on mac

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Runner City "Investors Day" Launch Crushes all Expectations!

Runner City <runnercityrequest@gmail.com> Fri, Oct 15, 6:35 PM

to bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: kory, bcc: carolly

Good Evening!

So far, in just eight hours into our 30 day launch, we have surpassed our day 1 expectation by a landslide. The **Runner City Investors Equity Pool** has raised over $65,000 and it keeps climbing. Unbelievable!

You guys are creating history and pretty soon Runner City will no longer be known as "The Little Facebook Page That Could".

For those that haven't had a chance to invest I provided the link for you below and I am excited to get you in early so you can own a piece of what you helped create over the last 18 months.

We're not quite at our goal just yet but we have a spectacular head start. It's getting exciting! Let's go!

Here's the link to invest: www.wefunder.com/runnercity

We are eager and ready to go to work for you and get the platform created!

Regards,
Andy Kaminski

Runner City Fri, Oct 15, 6:44 PM

Good Evening! So far, in just eight hours into our 30 day launch, we have surpassed our day 1 expectation by a landslide. The Runner City Investors Equity Pool

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Inbox (4,360) - andykmnski | Runner City Investors Day is | Runner City - Delivery, Shop | Legal Setup | (99+) Feed | LinkedIn | (3) Survey Merchandiser | F | how to screen shot on mac

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Runner City Investors Day is Open!

Runner City <runnercityrequest@gmail.com> Fri, Oct 15, 10:16 AM

to bcc: Fawn, bcc: Roberto, bcc: Teresa, bcc: Sbhambha, bcc: paul, bcc: molinasuzett, bcc: jasonandstephen, bcc: Aaron, bcc: Belindadepaz, bcc: meri, bcc: kory, bcc: carolly

Good Morning!

The equity crowdfunding site is live and you can immediately invest and get in early!

We are thankful for your support over the last 18 months and for giving us an opportunity to even do this. It means so much to me especially that you believe in me.

With that said we are ready to go to work for you and continue to keep the community together as we finally have the opportunity to migrate to our own platform.

Here is the direct link: www.wefunder.com/runnercity

Let's have fun!

Best,
Andy

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